FOR IMMEDIATE RELEASE
October 1, 2004

RSV BANCORP, INC.                            FOR FURTHER INFORMATION CONTACT:
2000 Mt. Troy Road                           Mr. Gerard R. Kunic
Pittsburgh, Pennsylvania 15212               President
                                             (412) 322-6107

                           RSV BANCORP, INC. CLARIFIES
                       ODD-LOT PREFERENCE IN DUTCH AUCTION
                                  TENDER OFFER

         PITTSBURGH, PENNSYLVANIA: RSV Bancorp, Inc. (OTCBB: RSVI) announced today a clarification to the odd-lot preference in its previously-announced modified Dutch Auction tender offer for up to 202,000 shares of its common stock. The Company stated that the offer was available to any stockholder who was an "odd-lot holder" (as such term is defined in the Offer to Purchase) at any time prior to the expiration date and continues to be so as of the expiration date. The letter of transmittal had stated that only such parties who were odd -lot holders as of the close of business on September 14, 2004 and who continued to be such as of the expiration date of the offer would be entitled to the preference. Stockholders who become odd-lot holders after the commencement of the tender offer will be eligible for this purchase priority and may complete the box labeled "Odd-lots" on the letter of transmittal.

            The Company is the holding company of Mt. Troy Bank, a federally chartered stock savings bank which conducts its business from its main office in Reserve Township, Pennsylvania and a full-service branch office in the McIntyre Square shopping center in McCandless, Pennsylvania. The Company's common stock is traded on the OTC Bulletin Board under the symbol "RSVI."

         D. F. King & Co., Inc. acts as the information agent, and Registrar and Transfer Company is the depositary for the shares tendered. Questions to or requests for assistance may be directed to D. F. King & Co., Inc., toll free at
(800) 207-3158.

         Neither RSV nor its Board of Directors nor the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of RSV common stock. The offer is made solely by the offer to purchase dated September 14, 2004 and the related letter of transmittal.